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                         FOURTH AMENDMENT TO RIGHTS AGREEMENT


    FOURTH AMENDMENT, dated as of April 10, 1996, to the Rights Agreement dated as of June 12, 1986, as amended to date (as amended, "Rights Agreement") by and between Morrison Knudsen Corporation, a Delaware corporation (the "Company") and Norwest Bank Minnesota, N.A., as Successor Rights Agent to Bank of America National Trust and Savings Association ("Rights Agent").

    WHEREAS, the Company and Rights Agent desire to amend the Rights Agreement in accordance with Section 25 to the Rights Agreement.

    NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Fourth Amendment to Rights Agreement, the parties hereby agree as follows:

    1. "Section 1(d) to the Rights Agreement is hereby amended by inserting the following after the words 'as agent to certain of such lenders' and before the period:

         "; provided further, however, that a Person shall not be deemed the Beneficial Owner of, or to Own Beneficially, Common Shares of the Company by virtue of such Person being a Beneficial Owner of those certain Warrants to purchase up to an aggregate of 14,859,430 Common Shares of the Company at a purchase price of $6.75 per share, which Warrants were issued pursuant to that certain Securities Purchase Agreement dated as of July 31, 1995 between the Company, certain banks and other financial institutions and Mellon Bank, N.A., as agent, and that certain Securities Purchase Agreement dated as of July 31, 1995 between the Company and Fidelity and Deposit Company of Maryland, as purchaser and agent for certain cosureties and other reinsurers; provided further, however, that (A) a Person shall not be deemed the Beneficial Owner of, or to Own Beneficially, any Common Shares or other securities of the Company that are issued or issuable to such Person or any other Person pursuant to any Plan of Reorganization of the Company under Chapter 11 of the Bankruptcy Code ("Plan"), and (B) a Person shall not be deemed to be the Beneficial Owner of, or to Own Beneficially, any Common Shares or other securities which are Owned Beneficially, directly or indirectly, by any other Person by reason of any agreement, arrangement or understanding which such Person or any of such Person's Affiliates or Associates has with respect to an existing or proposed Plan, nor shall any Person be deemed to be an Affiliate or Associate of any other Person by reason of any agreement, arrangement or understanding with respect to an existing or proposed Plan"

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    2.   This Fourth Amendment to Rights Agreement shall be effective as of
April 10, 1996 (the "Effective Date"), and all references to the Rights Agreement shall, as of and after the Effective Date, be deemed to be references to the Rights Agreement, as amended by this Amendment.

    3. Except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

    4. This Fourth Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


MORRISON KNUDSEN CORPORATION           NORWEST BANK MINNESOTA, N.A.

    /s/ Stephen G. Hanks                    /s/ Suzanne M. Switz
By                                     By
    ----------------------------            -------------------------
    Stephen G. Hanks                        Suzanne M. Switz
    Executive Vice President                Assistant Secretary
    and Chief Legal Officer